November 30, 2005
Mail Stop 4561

By U.S. Mail and facsimile to (713) 952-2830

Mr. Anthony J. Nocella
President and Chief Executive Officer
Franklin Bank Corporation
9800 Richard Avenue, Suite 680
Houston, TX  77042

Re:	Franklin Bank Corporation
      Form 10-K for Fiscal Year Ended December 31, 2004
      Form 10-Q for Fiscal Quarter Ended September 30, 2005
	File No.  000-50518

Dear Mr. Nocella:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 3.  Legal Proceedings, page 20

1. Please tell us why there was no mention of the lawsuit relating to construction lending activities that occurred prior to the acquisition of Franklin in your legal proceedings section. We note this was identified as one of the drivers for the increase in the non-interest expense professional fees discussed on page 36. Provide us with a description of the lawsuit and how you considered
SFAS No. 5, paragraphs 8 - 19 with respect to any loss and gain contingencies in your response letter.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations

Provision for credit losses, page 33

2. Please tell us how you considered paragraph 37.b of SFAS No.
141
when you recorded the "Acquisitions" in 2002, 2003 and 2004 shown in your analysis of the allowance for loan losses. Your discussion should include but not be limited to the process used in determining the present value of the acquired loans, if you recorded the loans at their fair market value at the date of the acquisition, and which loan valuation methodology is reflected in your purchase price calculation. If applicable, please explain any subsequent purchase price adjustment applied to the allowance for loan losses and the basis for this adjustment in your response letter.

Non-interest expense, page 36

3. Please tell us how you considered the guidance provided in SFAS No. 142 paragraph 15 and SFAS No. 144 paragraphs 7-24 with respect to the adjustment made to goodwill for $1.4 million relating to the core deposit intangibles associated with the Franklin acquisition. Include a discussion on how the valuation study impacted the accounting treatment for your other acquired core deposit intangibles as well.

Financial Condition

Investment Portfolio, page 44

4. We note you purchased $1.8 billion of mortgage loans through
correspondent relationships.   Please tell us the how you
considered
the following:

* the guidance in paragraphs 4-6 of SOP 03-3 related to recognition, measurement and display of relevant loans acquired for the periods presented;

* the disclosure provisions in paragraphs 14-16 of SOP 03-3 for the periods presented; and

* the disclosure guidance in paragraph 17(e) of SFAS No. 140 as it relates to servicing assets and liabilities.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Polices

Derivatives and Hedging Activities, page 70

5. Please tell us with respect to the interest rate swap agreement that you have designated as cash flow hedges for your variable rate junior subordinated notes:

* provide us with and revise future filings to disclose the information required by paragraph 45 of SFAS 133;

* identify whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of this hedging strategy;

* describe how you assess hedge effectiveness and measure hedge ineffectiveness, and

* if you apply the short cut method of assessing hedge effectiveness, tell us how you determined that this hedge met the conditions of paragraph 68 of SFAS 133 to qualify for such treatment.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Results of Operations

Non-interest Expense, page 8

6. Please tell us about the settlement of the lawsuit relating to construction lending activities that arose prior to the acquisition of Franklin including but not limited to the date and nature of the settlement and the current and future impact the court`s ruling may have on your financial statements.

* * * * *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Paula Smith (Staff Accountant) at (202) 551-
3696
or me at (202) 551-3492 if you have any questions regarding comments on the financial statements and related matters.


Sincerely,



							John P. Nolan
							Accounting Branch Chief

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Mr. Anthony J. Nocella, President and Chief Executive Officer
Franklin Bank Corporation
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